Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated February 28, 2006, relating to the financial statements and financial statement schedule of Stepan Company (which report expresses an unqualified opinion and includes an explanatory paragraph referring to a change in the method of accounting for conditional asset retirement obligations due to the Company’s adoption of Financial Accounting Standards Board Interpretation No. 47, “Accounting for Conditional Asset Retirements,” effective December 31, 2005), and management’s report on the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of Stepan Company for the year ended December 31, 2005.

/s/ Deloitte & Touche LLP

Chicago, Illinois

April 24, 2006